PAGE 1 OF 5 PAGES


                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                       (AMENDMENT NO. 16)

              AMERICAN EDUCATIONAL PRODUCTS, INC.
                        (Name of Issuer)

            Common Stock, par value $0.05 per share
                    (Title of Class of Securities)

                           02553T103
                         (Cusip Number)

                         Steven B. Lapin
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         March 6, 2001
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02553T103

                                               PAGE 2 OF 5 PAGES

1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Nasco International, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a) [  ]
                                        (b) [  ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7.   SOLE VOTING POWER
OF SHARES                       666,961 SHARES
BENEFICIALLY
OWNED BY EACH       8.   SHARED VOTING POWER
REPORTING                        0      SHARES
PERSON WITH
                    9.   SOLE DISPOSITIVE POWER
                                666,961 SHARES

                    10.  SHARED DISPOSITIVE POWER
                                 0      SHARES

11.   AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
      PERSON  666,961 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                  [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.0%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

                                               PAGE 3 OF 5 PAGES


Item 1.        Security and Issuer.

      The undersigned hereby supplements and amends the Schedule 13D, dated May 30, 1997, as amended (the "Statement"), filed in connection with the Common Stock, par value $.05 per share (the "Common Stock"), of American Educational Products, Inc., a Colorado corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 2.        Identity and Background.

     Item 2 is amended by adding thereto the following:

     As a result of an internal restructuring effective March 6, 2001, all of the shares of Common Stock previously owned by GC became owned by Nasco International, Inc. ("Nasco"), and all rights and obligations of GC under the definitive merger agreement between the Company and GC were assumed by Nasco.

      Nasco is a Wisconsin corporation with principal offices at 901 Janesville Avenue, Fort Atkinson, Wisconsin 53538. Nasco is engaged in the manufacturing and distribution of educational materials. GHI is the indirect controlling shareholder of Nasco. By virtue of his direct or indirect holdings of capital stock of GHI, Mr. Edward Netter may be deemed to be the controlling person thereof and therefore the controlling person of Nasco.

Item 5.        Interest in Securities of the Issuer.

     Nasco is the beneficial owner of and has the power to vote and dispose of 666,961 shares of Common Stock (constituting 55.0% of the outstanding voting stock). All of the Company's Stock Purchase Warrants expired on December 1, 2000 in accordance with their terms. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Nasco.

     To the best of their knowledge, except as described herein, neither of the Item 2 Persons nor any of their officers and directors beneficially owns any Common Stock. In addition, except as otherwise described in the Statement, neither of the
Item 2 Persons nor any of their officers or directors has effected any transaction in any Common Stock during the past sixty days.

                                               PAGE 4 OF 5 PAGES



Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                            Nasco International, Inc.




                            By:   /s/  Steven B. Lapin
                                  ---------------------
                                       Steven B. Lapin


Dated:  March 27, 2001

                                            PAGE 5 OF 5 PAGES

                    NASCO INTERNATIONAL, INC.


                                                Present Principal
  Name and            Business Address            Occupation or
Position Held         Residence Address             Employment
-------------         -----------------         -----------------
Richard J. Ciurczak   901 Janesville Avenue     President of Nasco
President, Chief      Fort Atkinson, WI 53538   International, Inc.
Operating Officer,
Treasurer and
Director

W. Phil Niemeyer      901 Janesville Avenue     Executive Vice President
Executive Vice        Fort Atkinson, WI 5353    of Nasco International, Inc.
President and
Director

Steven B. Lapin       96 Cummings Point Road    President, Chief Operating
Vice President        Stamford, CT 06902        Officer and Director of
and Director                                    Geneve Corporation

David T. Kettig       96 Cummings Point  Road   Vice President - Legal and
Secretary             Stamford, CT 06902        Secretary  of Independence
                                                Holding Company

Donald T. Netter      96 Cummings Point Road    Chairman and Chief
Director              Stamford,  CT  06902      Executive Officer of
                                                managing member of
                                                the general partner of
                                                the Dolphin Limited
                                                Partnerships

Edward Netter         96 Cummings Point Road    Chairman, Chief Executive
Director              Stamford, CT 06902        Officer and Director of
                                                Geneve Corporation

Roy T.K. Thung        96 Cummings Point Road    Chief Executive Officer of
Director              Stamford, CT 06902        Independence Holding
                                                Company

John A. Whritner      4 Blueberry Lane          Retired
                      Niantic, CT 06357